UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 22, 2021

UNION ACQUISITION CORP. II
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39089 (Commission File Number)	N/A (I.R.S. Employer Identification No.)

1425 Brickell Ave., #57B Miami, FL (Address of principal executive offices)	33131 (Zip Code)

Registrant’s telephone number, including area code: (212) 981-0630
Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one ordinary share and one redeemable warrant	LATNU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	LATN	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	LATNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 8.01. Other Events.

As previously announced, on March 31, 2021, Union Acquisition Corp. II, an exempted company incorporated under the laws of the Cayman Islands (the “Company,” “Union,” “we,” “us” or “our”) entered into a business combination agreement (the “Business Combination Agreement”) by and among Union, Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta (“Procaps Group”), Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (“Holdco”) and OZLEM limited, an exempted company incorporated under the laws of the Cayman Islands. The proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination (together with the Business Combination, the “Proposed Transactions”) are described in the definitive proxy statement/prospectus filed by Union with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2021 (the “Definitive Proxy Statement”). An extraordinary general meeting (the “Extraordinary General Meeting”) of Union’s shareholders is scheduled to be held at 9:00am Eastern Time on September 22, 2021 in connection with the Proposed Transactions.

It is expected that, certain persons affiliated with the sponsors of Union, Union Acquisition Associates II, LLC and Union Group International Holdings Limited, have purchased and indicated their intent to purchase ordinary shares of Union (“Ordinary Shares”) from existing Union public shareholders in an amount up to US$20 million. Further, a representative of the several underwriters in connection with Union’s initial public offering, has indicated their intent to purchase Ordinary Shares in the secondary market from existing Union public shareholders that have previously submitted their shares for redemption, and such redemptions will be revoked prior to such purchase.

        As of 5:00pm Eastern Time on September 21, 2021, proceeds from the initial public offering of 13,553,164 Ordinary Shares were held in the trust account of Union and  a total of 7,737,670 Ordinary Shares (including any redemption revocations part of the arrangement with the representative of the several underwriters in connection with Union’s initial public offering) were submitted for redemption in connection with the Extraordinary General Meeting (the “Redemptions”), subject to any potential request to revoke the Redemptions prior to the closing of the Business Combination (the “Closing”). The Company expects to consummate the Business Combination prior to September 30, 2021.

Any demand for redemption may be withdrawn at any time, with Union’s consent, until the closing of the Business Combination. If a Union Shareholder has delivered its shares for redemption to Union’s transfer agent and has decided within the required timeframe not to exercise its redemption rights, it may request that Union’s transfer agent return the shares. Such requests may be made by contacting Union’s transfer agent at:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

Additional Information

In connection with the Proposed Transactions, Holdco, a subsidiary of Procaps Group that will become the holding company of Union and Procaps Group as of the closing of the proposed Business Combination, filed a Registration Statement pursuant to Rule 424(b)(3) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of Union that also constitutes a prospectus of Holdco. Union, Procaps Group and Holdco urge investors, shareholders and other interested persons to read the Registration Statement including the Definitive Proxy Statement and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, Union and the proposed Business Combination transaction. The Definitive Proxy Statement was mailed on August 30, 2021, to shareholders of Union as of a record date established for voting on the proposed Business Combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The Definitive Proxy Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participation in Solicitation

The Company, Holdco and Procaps Group and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Definitive Proxy Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed business combination are set forth in the Definitive Proxy Statement for the Business Combination. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s equity holders generally, are set forth in the Definitive Proxy Statement relating to the proposed business combination.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Forward-Looking Statements

This information in the Current Report on Form 8-K includes certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the products offered by Procaps Group and the markets in which it operates, and Holdco’s projected future results. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements also include projected financial information, including Adjusted EBITDA margin and free cash flow; the expected gross cash proceeds from the transaction; expected future capitalization; the expected listing of the shares of Holdco and the closing of the transaction; expectations relating to Holdco’s ability to invest in growth and new product categories and capitalize on favorable regional dynamics through organic and inorganic growth; estimated product launches in next three years; belief that Holdco will be sufficiently capitalized to provide innovative solutions and drive growth initiatives; and expected synergies through innovation, economies of scale and lower cost of capital. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to(1) the inability to complete the transactions contemplated by the proposed Business Combination; (2) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed Business Combination; (4) effects on the Company’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed Business Combination; (6) the lack of a market for the Company’s securities; (7) the Company’s and Procaps Group’s financial performance following the proposed Business Combination; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by the Company. We cannot assure you that the forward-looking statements in this Current Report on Form 8-K prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Business Combination due to the failure of the Company to satisfy other closing conditions in the Business Combination agreement, the occurrence of any event that could give rise to the termination of the Business Combination agreement, the ability to recognize the anticipated benefits of the Business Combination, the outcome of any legal proceedings that may be instituted against the Company or Procaps Group following announcement of the proposed Business Combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the Business Combination, the ability to obtain or maintain the listing of the Company’s or Procaps Group’s ordinary shares on Nasdaq following the proposed Business Combination, costs related to the proposed Business Combination, changes in applicable laws or regulations, the possibility that the Company or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks including those included under the header “Risk Factors” in the Definitive Proxy Statement filed with the SEC and those included under the header “Risk Factors” in the final prospectus of the Company related to its initial public offering, as well as the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Holdco, the Company and Procaps Group assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Holdco, the Company nor Procaps Group gives any assurance that either Holdco, the Company or Procaps Group will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Union Acquisition Corp. II
Dated: September 22, 2021
	By:	/s/Kyle P. Bransfield
	Name: Title:	Kyle P. Bransfield Chief Executive Officer

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